Exhibit 99.1
NOTICE OF EXTRAORDINARY GENERAL MEETING
To Be Held On August 17, 2005
To Our Shareholders,
      You are cordially invited to attend and NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Chartered Semiconductor Manufacturing Ltd. (the “Company” or “we”) will be held at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 on Wednesday, August 17, 2005 at 6.00 p.m. Singapore time.
Purpose of the EGM
      We strive to be proactive and forward-looking in addressing our financing needs. Our 2.5% Senior Convertible Notes (the “Existing Convertible Notes”) are due in 2006. Subject to market conditions, we plan to undertake a concurrent issuance of units (“Units Issuance”) and senior notes (“Senior Notes Issuance”) to raise funds to help us redeem (or repurchase earlier) our Existing Convertible Notes. We expect that these issuances will help us to reduce or refinance our indebtedness. The Units Issuance will also increase our equity base without immediate dilution to our shareholders. Closure of one issuance is expected to be independent of the other issuance.
Senior Notes Issuance
      The Senior Notes Issuance is expected to consist of our senior notes, which will be our unsecured, senior obligations. We expect to pay interest semi-annually.
      We intend to use the net proceeds from the Senior Notes Issuance, together with cash on hand, to repurchase in the Tender Offer described below, up to US$450 million of original principal amount of our Existing Convertible Notes.
      We have obtained approval in-principle from the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) for the listing and quotation of the Senior Notes. The Singapore Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Notice. Admission of the Senior Notes to the Official List of the Singapore Exchange is not to be taken as an indication of the merits of the Company or the Senior Notes.
      We have not yet agreed to issue and sell any of the Senior Notes.
Units Issuance
      The Units Issuance comprises (i) convertible redeemable preference shares of par value US$0.01 each (“Preference Shares”) and (ii) 6.00% amortizing bonds due 2010 with an original principal amount of approximately US$39 million (“Amortizing Bonds”). The Preference Shares and Amortizing Bonds are being offered together as units (“Units”) but remain legally separate instruments.
      The Preference Shares are expected to be convertible into our ordinary shares of par value S$0.26 each (“Ordinary Shares”) or American Depositary Shares (each, an “ADS”, representing 10 of our Ordinary Shares), at a premium to our current share price, at the election of their holders. The Amortizing Bonds are expected to be our unsecured, senior obligations. We expect to pay interest and a portion of principal of the Amortizing Bonds semi-annually.
      We intend to use the net proceeds from the Units Issuance, together with cash on hand if necessary, to redeem at maturity the Existing Convertible Notes not repurchased in the Tender Offer or, depending on market conditions and other factors, to repurchase the Existing Convertible Notes. Any proceeds in excess of the amounts necessary to so redeem or repurchase the Existing Convertible Notes will be used for working capital and general corporate purposes.
      We have obtained approval in-principle from the Singapore Exchange for the listing and quotation of each of the Units, Preference Shares, Ordinary Shares issuable upon conversion of the Preference Shares and Amortizing Bonds. The Singapore Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Notice. Admission of the Units, Preference Shares and Amortizing Bonds to the Official List of the Singapore Exchange is not to be taken as an indication of the merits of the Company or the Units, Preference Shares, Ordinary Shares or Amortizing Bonds.
      We have agreed with an initial purchaser to issue and sell US$250 million of Units, and may issue and sell a further US$50 million of Units. The issuance and sale is subject to our shareholders’ approval of the resolutions to be proposed at the EGM, the availability after the EGM of a stock borrow customary for a transaction of this nature and the satisfaction of customary closing conditions.

Tender Offer for Existing Convertible Notes
      Subject to the completion of the Senior Notes Issuance, we intend to conduct a tender offer for up to US$450 million of original principal amount of our Existing Convertible Notes (the “Tender Offer”) as soon as practicable after the closing of the Senior Notes Issuance. The purchase price for the Existing Convertible Notes in the Tender Offer will be subject to market conditions and will be determined at the time of the launch of the Tender Offer. Depending on market conditions and other factors, we may amend the Tender Offer upon the closing of the Units Issuance to tender for all the Existing Convertible Notes outstanding.
Financial Effects of the Units Issuance
      For a discussion of the financial effects of the Units Issuance, please see “Financial Effects of the Units Issuance” in the accompanying Proxy Statement.
Summary of the Key Terms of the Units (including Preference Shares and Amortizing Bonds)
      For a summary of the key terms of the Units (including the Preference Shares and Amortizing Bonds), please see “Summary of the Units Issuance” in the accompanying Proxy Statement. The summary of the expected terms of the Preference Shares is qualified in its entirety to the terms of the Preference Shares which are set out in the proposed new Article 4A of our Articles of Association as set out in Appendix A to the Proxy Statement.
The Proposed Resolutions
      In order to facilitate the issuance of the Units (including the Preference Shares), we are asking you to consider and, if thought fit, pass, with or without modifications, at the EGM, the following resolutions, of which Resolutions 1 and 3 will be proposed as Ordinary Resolutions and Resolution 2 will be proposed as a Special Resolution:
Resolution 1: Ordinary Resolution — Increase in Authorized Share Capital
      That, contingent upon the passing of Resolution 2 below, the authorized share capital of the Company be and is hereby increased from (x) S$1,200,000,000.68 divided into 4,615,384,618 ordinary shares of par value S$0.26 each to (y) S$1,200,000,000.68 and US$300 divided into 4,615,384,618 ordinary shares of par value S$0.26 each and 30,000 convertible redeemable preference shares of par value US$0.01 each (which shall have the rights and be subject to the restrictions set out in the proposed new Article 4A of our Articles of Association as set out in Appendix A to the Proxy Statement dated July 25, 2005 in respect of this Extraordinary General Meeting (the “Proxy Statement”)), respectively, by the creation of 30,000 convertible redeemable preference shares of par value US$0.01 each.
Resolution 2: Special Resolution — Amendments to Articles of Association
      That, contingent upon the passing of Resolution 1 above, the amendments to the Articles of Association of the Company as set out in Appendix A to the Proxy Statement be and are hereby approved.
Resolution 3: Ordinary Resolution — Authority to the Directors to Allot and Issue Preference Shares
(and Ordinary Shares Issuable Upon Conversion of the Preference Shares)
      That, contingent upon the passing of Resolutions 1 and 2 above, the Directors of the Company be and are hereby authorized:

(1)	to allot and issue such number of convertible redeemable preference shares of par value US$0.01 each to such persons, on such terms and subject to such conditions as the Directors may in their absolute discretion deem fit, provided that such authority shall continue in force until the earlier of:

(a)	the conclusion of the next Annual General Meeting of the Company; and

(b)	the date by which the next Annual General Meeting of the Company is required to be held;

(2)	to allot and issue such number of new ordinary shares of par value S$0.26 each as may be required to be allotted and issued pursuant to the conversion of the convertible redeemable preference shares of par value US$0.01 each in accordance with the Articles of Association of the Company; and

(3)	to do all such things and execute all such documents as they may consider necessary or appropriate to give effect to this Resolution as they may deem fit.
      The foregoing items of business and the terms of the Preference Shares are more fully described in the Proxy Statement accompanying this Notice.
      The Board of Directors has fixed the close of business on June 30, 2005 as the date for determining those holders of Ordinary Shares (“Shareholders”) who will be entitled to receive copies of this Notice and the accompanying Proxy Statement. A Shareholder who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the EGM on August 17, 2005, or any adjournments or postponements thereof, shall be entitled to vote in person or by proxy at the EGM.
BY ORDER OF THE BOARD
LOOI LEE HWA
COMPANY SECRETARY
Singapore
July 25, 2005
NOTES:

(1)	A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (Members).

(2)	A Shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy, a form of which is enclosed with the Proxy Statement accompanying this Notice, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the EGM, or any adjournments or postponements thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the EGM, or any adjournments or postponements thereof, by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the EGM prior to the vote of the resolution by the Shareholder attending the EGM and voting in person.

(3)	The Company is subject to the continuing Nasdaq listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange.

(4)	Neither this Notice nor the Proxy Statement accompanying this Notice constitutes an offer of any securities for sale. The Units, and the Preference Shares and Amortizing Bonds comprising the Units, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Act”) and may not be offered or sold in the United States absent registration under such Act or an applicable exemption from such registration requirements. The Senior Notes may not be offered or sold in the United States absent registration or an exemption from registration under such Act, which registration has been effected, and any public offering of the Senior Notes to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain or incorporate by reference detailed information about the Company and its management as well as financial statements of the Company.

(5)	We have not yet commenced the Tender Offer. The Tender Offer will be made only pursuant to an Offer to Purchase and related materials that we intend to distribute to holders of the Existing Convertible Notes. Holders of the Existing Convertible Notes should read carefully the Offer to Purchase and related materials when they become available because they will contain important information. Holders of the Existing Convertible Notes and investors may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that we intend to file with the SEC (when available) at the SEC’s website at www.sec.gov. Holders of Existing Convertible Notes are urged to carefully read these materials prior to making any decision with respect to the Tender Offer.

     For the convenience of those Shareholders who wish to attend the EGM and who will not be driving, buses have been arranged to pick up those Shareholders from the City Hall MRT Station and the Marsiling MRT Station on the day of the EGM.
      For Shareholders who will be boarding the bus at the City Hall MRT Station, please proceed to the bus stand along North Bridge Road, in front of the St. Andrew’s Cathedral. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing EGM” at the windscreen of the bus, will leave at 4.45 p.m. Singapore time SHARP. Kindly refer to the location map below.
      For Shareholders who will be boarding the bus at the Marsiling MRT Station, please proceed to the bus stand (next to the NTUC supermarket), in front of the Marsiling MRT Station. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing EGM” at the windscreen of the bus, will leave at 5.30 p.m. Singapore time SHARP.
      The buses will be available to transport Shareholders back to either the City Hall MRT Station or the Marsiling MRT Station after the EGM.

PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING
To Be Held On August 17, 2005
      This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Chartered Semiconductor Manufacturing Ltd. (the “Company”), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), of proxies for voting at the Company’s Extraordinary General Meeting of Shareholders (“EGM”) to be held in Singapore on Wednesday, August 17, 2005 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 6.00 p.m. (Singapore time), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of EGM. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
      This Proxy Statement, the accompanying instrument appointing a proxy or proxies and the Notice of EGM were mailed to Shareholders on or about Monday, July 25, 2005.
      In this Proxy Statement and the Notice of EGM, references to “S$” shall mean Singapore dollars, the legal currency of Singapore and references to “US$” shall mean United States dollars (“U.S. dollars”), the legal currency of the United States.
Shareholders Entitled to Notice of EGM and Vote
      The Board has fixed the close of business on June 30, 2005 as the date for determining those holders of ordinary shares of par value S$0.26 each (“Shareholders”) who will be entitled to receive copies of the Notice of EGM and this Proxy Statement.
      A Shareholder is a person whose name appears in the Depository Register of The Central Depository (Pte) Limited (“CDP”) in Singapore or in the Company’s Register of Shareholders (Members). A Shareholder whose name appears on the Depository Register of CDP as at 48 hours before the time set for the EGM on August 17, 2005 shall be entitled to vote in person or by proxy at the EGM.
      As at June 30, 2005, the Company had 2,511,348,850 ordinary shares of par value S$0.26 each (the “Ordinary Shares”), issued and outstanding.
Proxies
      To be effective, the instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the EGM, or any adjournments or postponements thereof. A proxy need not be a Shareholder and Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.
      A proxy given pursuant to this solicitation may be revoked by the Shareholder giving it at any time not less than 48 hours before the time set for the EGM, or any adjournments or postponements thereof, by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the EGM prior to the vote of the resolution by the Shareholder attending the EGM and voting in person.
Quorum
      The required quorum for transaction of business at the EGM is two or more Shareholders holding not less than 33 1/3% of the total issued and fully paid Ordinary Shares, present in person or by proxy.
Voting and Solicitation
      On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each Ordinary Share held or represented. A resolution put to the vote of Shareholders at the EGM will be decided on a show of hands unless a poll is demanded by the Chairman of the EGM or a Shareholder present in person or by proxy and entitled to vote at the EGM.
      Ordinary Shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the EGM, or any adjournments or postponements thereof) will be voted at the EGM in accordance with Shareholders’ instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of a Shareholder may vote or abstain as he or they may think fit. On a show of hands, Resolutions 1 and 3 proposed at the EGM will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the EGM. Resolution 2 will be duly passed by the affirmative vote of not less than 3/4 of Shareholders present in person or by proxy and voting at the EGM. On a poll, Resolutions 1 and 3 proposed at the EGM will be duly passed by the affirmative vote of a simple majority of votes cast at the EGM, every Shareholder present in person or by proxy having one vote for each Ordinary Share held or represented. Resolution 2 will be duly passed by the affirmative vote of not less than 3/4 of votes cast at the EGM, every Shareholder present in person or by proxy having one vote for each Ordinary Share held or represented.
      The entire cost of soliciting proxies will be borne by the Company.
Summary of Proposals
      Shareholders will be requested to vote on the following proposals at the EGM:

1)	Increase in authorized share capital;

2)	Approval of amendments to the Articles of Association; and

3)	Authorization to the Directors to allot and issue Preference Shares (and Ordinary Shares issuable upon conversion of the Preference Shares).
Proposal No. 1 — Increase in Authorized Share Capital
      Under Singapore law, the Company needs to increase its authorized share capital to include the new Preference Shares in order that the Company may allot and issue such Preference Shares. This increase is required to be approved by an Ordinary Resolution of the shareholders of the Company present and voting on this proposal.
      The Board recommends a vote “FOR” the increase in the authorized share capital of the Company to S$1,200,000,000.68 and US$300 divided into 4,615,384,618 Ordinary Shares and 30,000 Preference Shares.
Proposal No. 2 — Amendments to the Articles of Association
      Under Singapore law, the Company must incorporate the terms of the Preference Shares into its Memorandum of Association or its Articles of Association before the Company may allot and issue the Preference Shares.
      The Company has decided to incorporate the terms of the Preference Shares into its Articles of Association. The amendments to the Company’s Articles of Association are required to be approved by a Special Resolution of the shareholders of the Company present and voting on this proposal.
      The Board recommends a vote “FOR” the amendments to the Articles of Association of the Company to incorporate the terms of the Preference Shares.
Proposal No. 3 — Authorization to the Directors to Allot and Issue Preference Shares
(and Ordinary Shares Issuable upon Conversion of the Preference Shares)
      Under Singapore law, the directors of a company may not allot and issue any shares, including the Preference Shares (and the Ordinary Shares issuable upon conversion of the Preference Shares), unless the shareholders of the company have authorized the directors to do so. Even though the shareholders of the Company have given a general authority to the Directors of the Company to issue Ordinary Shares at the last Annual General Meeting of the Company held on April 28, 2005, this general authorization is not sufficient since it does not cover the issue of Preference Shares and will only be valid until the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required to be held, whichever is the earlier, and will not be valid for the entire five year term of the Preference Shares.
      Therefore, we are seeking approval of this resolution to authorize the Directors of the Company to allot and issue the Preference Shares (and the Ordinary Shares issuable upon conversion of the Preference Shares) as such specific authorization will be valid for the entire five year term of the Preference Shares.

      The Board recommends a vote “FOR” the authorization to the Directors to allot and issue the Preference Shares (and Ordinary Shares issuable upon conversion of the Preference Shares).
Financial Effects of the Units Issuance
      For illustrative purposes only, the financial effects of the Units Issuance on the Company’s consolidated financial accounts with respect to: (i) preference shares, (ii) share capital, (iii) additional paid-in capital, (iv) net assets, (v) income (loss) before income taxes and minority interest, and (vi) the ratio of total debt-to-the sum of total shareholders’ equity and Preference Shares are set out below. The following key assumptions were used in the analysis:

1.	(a) 25,000 Preference Shares are issued at the aggregate initial fair market value of US$211.1 million and will accrete to a total redemption amount of US$250 million at maturity; (b) US$38.9 million of Amortizing Bonds (being the initial fair market value of such bonds) having an interest rate of 6.00% per annum are issued concurrently with the Preference Shares; and (c) Preference Shares and Amortizing Bonds have a maturity of five years;

2.	Each Preference Share has a redemption value of US$10,000 and a par value of US$0.01. The Preference Shares are convertible into Ordinary Shares or ADSs and will be reported in the Company’s consolidated balance sheet as a new line item referred to as “preference shares”; and

3.	The Preference Shares will be convertible into a number of Ordinary Shares equal to the Units Issuance amount divided by a price equal to US$0.99 (S$1.68, representing a 20% premium over S$1.40, the closing price per Ordinary Share as of July 20, 2005 divided by an exchange rate of S$1.69 per US$1.00).

(a)	Preference Shares, Share Capital and Additional Paid-in Capital
      As at June 30, 2005, the Company had no preference shares, US$445,866(1) of share capital and US$2,238,115(1) of additional paid-in capital. The increase in Preference Shares, issued share capital and additional paid-in capital of the Company based on the consolidated accounts of the Company as at June 30, 2005 would be as set out below:

(in US$’000)

Increase in preference shares immediately after the Units Issuance(2)	205,888
Increase in share capital assuming full conversion of the Preference Shares into Ordinary Shares	38,690
Net increase in additional paid-in capital assuming full conversion of the Preference Shares into Ordinary Shares (3)	167,198

(1)	In US$’000.

(2)	Assumes Units Issuance-related expenses of US$6.15 million, of which US$5.2 million are apportioned to the issuance of the Preference Shares and US$0.96 million to the issuance of the Amortizing Bonds (pro-rated based on the aggregate initial fair market value of the Preference Shares and the Amortizing Bonds). Units Issuance-related expenses apportioned to the Preference Shares are initially deducted “from preference shares” account, with the amount accreting to the redemption value by maturity date. The accreted amount is deducted from additional paid-in capital instead of accumulated deficit. Units Issuance-related expenses apportioned to the Amortizing Bonds are capitalized and amortized over the life of the Amortizing Bonds in line with the amortization of the Amortizing Bonds principal. Note that under Singapore law, (i) an amount of US$250, being the aggregate amount of the par value of the Preference Shares issued, will be credited into the share capital account of the Company and (ii) the balance of the issue amount of the Preference Shares less issue expenses will be credited into the share premium account of the Company. The Company’s standalone balance sheet will reflect these amounts in the share capital account and share premium account (as part of additional paid-in capital), respectively.

(3)	Assumes that Units Issuance-related expenses and the accreted amount are netted against additional paid-in capital instead of accumulated deficit.

     (b) Net Assets(4)
      The changes in net assets and net assets per Ordinary Share based on the Company’s consolidated accounts as at June 30, 2005 would be as set out below:

(in US$’000)

Total assets as at June 30, 2005 (A)	3,316,501
Total liabilities as at June 30, 2005 (B)	1,962,493
Net assets as at June 30, 2005 (A-B)	1,354,008
Increase in net assets immediately after the Units Issuance	205,888
Net assets immediately after the issue of Preference Shares	1,559,896
Net assets per Ordinary Share as at June 30, 2005(5)	0.54
Adjusted net assets per Ordinary Share assuming full conversion of the Preference Shares(6)	0.56

(c)	Income (Loss) Before Income Taxes and Minority Interest
      Pending deployment of the net proceeds of the Units Issuance for the purposes set out in the Notice accompanying this Proxy Statement, the net proceeds may be invested in short-term instruments, as we deem fit. Assuming that the Units Issuance closes on the EGM date and that the net proceeds of the Units Issuance are re-invested in interest-earning short term instruments with a yield of 3.25% per annum, the impact in respect of the consolidated income (loss) before income taxes and minority interest of the Company for the financial year ending December 31, 2005 would be an increase of approximately US$2,002(7). The actual magnitude of the change in income (loss) before income taxes and minority interest will depend on the final principal amount of the Amortizing Bonds as well as the reinvestment yield of the proceeds of the Units Issuance, among other factors.
     (d) Ratio of Total Debt-to-the Sum of Total Shareholders’ Equity and Preference Shares
      The ratio of total debt-to-total shareholders’ equity and preference shares of the Company before and after the Units Issuance, based on its consolidated accounts as at June 30, 2005, would be as set out below:

	Before Units	After Units
(in US$’000)	Issuance	Issuance

Total debt (A)	1,360,962	1,399,881	(8)
Total shareholders’ equity (B)	1,354,008	1,354,008
Preference shares (C)	—	205,888	(9)
Total shareholders’ equity plus preference shares (B+C=D)	1,354,008	1,559,896
Total debt-to-the sum of total shareholders’ equity and preference shares (A/ D)(%)	100.5%	89.7%

(4)	Net assets is defined to be total assets less total liabilities.

(5)	Based on 2,511,348,850 Ordinary Shares as at June 30, 2005.

(6)	Based on 2,511,348,850 Ordinary Shares as at June 30, 2005 and the issuance of additional 251,339,286 Ordinary Shares.

(7)	Full year figure has been pro-rated to account for the period from the date of the EGM to December 31, 2005. Figure in US$’000.

(8)	Assumes proceeds of the Units Issuance are not used to retire any debt. Figure includes Amortizing Bonds.

(9)	Assumes deduction of Units Issuance-related expenses in footnote (2) relating to Preference Shares.

Summary of the Units Issuance
      References to “we”, “us” and “our” in this summary refer only to Chartered Semiconductor Manufacturing Ltd. and does not include its subsidiaries.
Units

Securities to be Issued	Up to US$300 million in Units. Each Unit is expected to consist of:

• one Preference Share, and

• one Amortizing Bond.

Issue Price	The issue price of each Unit is US$10,000. We have allocated the issue price of each Unit between its Preference Share and Amortizing Bond components based on their respective fair market values. The issue price so allocated to each Preference Share is US$8,443.24 and the value so allocated to each Amortizing Bond is US$1,556.76.

Separation of Preference Shares from Amortizing Bonds	At any time after issuance, the components of a Unit — the Preference Share and the Amortizing Bond — may be separated at the option of the holder.

Conditions to Offering	We may not issue the Units unless and until the issuance of the Preference Shares that are a component of the Units has been authorized by our Shareholders.
Preference Shares
      The following is a brief summary of some of the expected terms of the Preference Shares. The summary is qualified in its entirety to the terms of the Preference Shares which are set out in the proposed new Article 4A of our Articles of Association as set out in Appendix A hereto.

Dividends	The Preference Shares will not be entitled to any dividends.

Issue Price	See “Summary of the Units Issuance — Units — Issue Price” above.

Liquidation Preference	US$10,000 per Preference Share.

Conversion	Holders of our Preference Shares may convert the Preference Shares into our Ordinary Shares or ADSs at any time after 40 days from the original issuance of the Preference Shares and before the close of business on the seventh business day prior to maturity or early redemption.

The conversion price will be a price expressed in U.S. dollars per Ordinary Share. The initial conversion price per Ordinary Share will be determined by multiplying (1) the sum of the conversion premium, 20%, plus 100%, by (2) the reference share price (converted to U.S. dollars). The “reference share price” means the volume-weighted average price of our Ordinary Shares as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page CSM SP <equity> AQR (or any successor page) from 9:00 a.m. to 5:15 p.m., Singapore time, for the five consecutive trading days ending on the date of the EGM, August 17, 2005.

The conversion price will be adjusted upon the occurrence of certain events.

Redemption at Maturity	We expect to redeem each Preference Share at a redemption price per Preference Share equal to US$10,000 on maturity on the fifth anniversary of the date of issuance of the Preference Shares.

Our Early Redemption Option	Prior to maturity, we may redeem the Preference Shares at the early redemption price (as defined below):

• at any time, if at least 95% of the Preference Shares originally issued have been converted, redeemed or purchased and cancelled, or

• at any time after two years after the date of issuance of the Preference Shares, if the closing sale price of our Ordinary Shares for any 20 trading days in a specified 45 consecutive calendar day period is at least 125% of the conversion price per Ordinary Share.

The “early redemption price” will, as of any date of determination, be determined as follows:

Elapsed Days 1,800
Early redemption price = Allocated Value ×	(	US$10,000 Allocated Value	)

where:

• “Allocated Value” is equal to US$8,443.24, which is the portion of the issue price of a Unit that was allocated to the Preference Share component of the unit; and

• “Elapsed Days” means the number of days elapsed since the original issuance date of the Preference Shares to that date of determination (computed on the basis of a 360-day year of 12 30-day months).

Optional Tax Redemption by Us	In the event we determine that, as a result of any change in or amendment to the laws or regulations of Singapore or for certain other events, we will be required to pay additional amounts, we may, at our option, redeem in whole but not in part, the Preference Shares (except those Preference Shares the holders of which have waived their rights to such additional amounts) at the early redemption price.

Ranking	The Preference Shares rank, with respect to rights upon liquidation, winding up or dissolution:

• junior to all our existing and future debt obligations;

• junior to each class of our shares the terms of which provide that such class will rank senior to the Preference Shares;

• on a parity with any class of our shares that has terms which provide that such class will rank on a parity with the Preference Shares; and

• senior to our Ordinary Shares (including those represented by ADSs) and to any class of our shares that has terms which provide that such class will rank junior to the Preference Shares.

Fundamental Change	If a fundamental change occurs before the close of business on the seventh business day prior to maturity or early redemption, holders of the Preference Shares may under certain circumstances require us to redeem all or any of the Preference Shares at the early redemption price per Preference Share.

Conversion in Connection with a Fundamental Change	If holders of the Preference Shares elect to convert the Preference Shares in connection with certain fundamental changes, we will in certain circumstances decrease the conversion price depending on the effective date of the fundamental change and our Ordinary Share price at that time.

Public Acquirer Change of Control	If a fundamental change is a “public acquirer change of control”, we may in certain circumstances, in lieu of permitting a redemption at the option of the holders of our Preference Shares or adjusting the conversion price as described in the preceding paragraph, elect to adjust the conversion price and the related conversion obligation so that Preference Shares are convertible into shares of the acquiring or surviving company.

Voting Rights	The holders of the Preference Shares will be entitled to attend, speak and vote at any class meeting of the holders of the Preference Shares. The holders of the Preference Shares will be entitled to vote at only those general meetings of the Company where at least one of the proposed resolutions is either in respect of (1) amending the rights of the holders of the Preference Shares or (2) winding-up of the Company.

Taxes	All payments in respect of the Preference Shares will generally be made without any deduction for withholding taxes in Singapore.
Amortizing Bonds

Issue Price	See “Summary of the Units Issuance — Units — Issue Price” above.

Principal Amortization	We expect to make payments of principal in semi-annual installments.

Interest	Payable semi-annually.

Redemption at Maturity	We expect to redeem the Amortizing Bonds at 100% of their then outstanding principal amount, plus any accrued and unpaid interest, on maturity on the fifth anniversary of the date of issuance of the Amortizing Bonds.

Optional Tax Redemption by Us	In the event we determine that, as a result of any change in or amendment to the laws or regulations of Singapore or for certain other events, we have been or will be required to pay additional amounts, we may, at our option, redeem in whole but not in part, the Amortizing Bonds at a redemption price equal to the then outstanding principal amount, plus any accrued and unpaid interest to the redemption date.

Repayment at Option of Holder	If certain events occur, the holders of our Amortizing Bonds may elect to require us to repay in cash our Amortizing Bonds at a repayment price equal to 101% of the then outstanding principal amount of the Amortizing Bonds, plus any accrued and unpaid interest at the time of the repayment.

Ranking	We expect our Amortizing Bonds will be our unsecured, senior and unsubordinated obligations. The Amortizing Bonds, however, will be effectively subordinated to (1) the indebtedness and other liabilities of our subsidiaries and joint ventures and (2) any of our secured obligations with respect to assets that secure such obligations. We, our subsidiaries and our joint ventures are not prevented under the terms of the Amortizing Bonds from incurring additional indebtedness.

Negative Pledge	Subject to certain exceptions, we will not, and will procure that none of our material subsidiaries will, create or permit to subsist any security interest upon any property or assets to secure the repayment of, or any guarantee or indemnity in respect of, certain indebtedness without at the same time or prior thereto securing the Amortizing Bonds equally and ratably with such indebtedness.

Covenant Defeasance	We need not comply with certain covenants of the Amortizing Bonds if we satisfy certain requirements as to the Amortizing Bonds.

Taxes	All payments in respect of the Amortizing Bonds will generally be made without any deduction for withholding taxes in Singapore.

OTHER BUSINESS
      The Board does not presently intend to bring any other business before the EGM, and so far as is known to the Board, no matters will be brought before the EGM except as is specified in this Proxy Statement. As to any other business that may properly come before the EGM, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.
INCORPORATION BY REFERENCE
      The U.S. Securities and Exchange Commission (“SEC”) allows the Company to “incorporate by reference” into this Proxy Statement the information in documents the Company files with the SEC. This means that the Company can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Proxy Statement and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Proxy Statement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Proxy Statement and information incorporated by reference into this Proxy Statement, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below and any future filings or submissions made by it with the SEC (except for its future submissions on Form 6-K which will only be incorporated by reference into this document if it states in such submissions that they are being incorporated by reference into this Proxy Statement) after the date of this Proxy Statement and before the date of the EGM:

•	the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004 filed with the SEC on March 7, 2005;

•	the Company’s current report on Form 6-K submitted to the SEC on May 6, 2005; and

•	the Company’s current report on Form 6-K submitted to the SEC on July 22, 2005 and containing our management’s discussion and analysis of financial condition and results of operations relating to our unaudited consolidated financial statements for the six months ended June 30, 2005.
      The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Proxy Statement is delivered, copies of the documents incorporated by reference in this Proxy Statement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: Chartered Semiconductor Manufacturing Ltd., 60 Woodlands Industrial Park D, Street 2, Singapore 738406, Attention: Legal Department; telephone number: (65) 6362-2838.
      The Company’s SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You also may read and copy any document the Company files at the SEC’s public reference rooms in Washington, D.C., New York; and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information about the public reference rooms.
BY ORDER OF THE BOARD
LOOI LEE HWA
COMPANY SECRETARY
Singapore
July 25, 2005

APPENDIX A TO PROXY STATEMENT
The Proposed Alterations to the Articles of Association
      The proposed alterations that are proposed to be made to our Articles of Association are set out below.
1.     Article 3
      By deleting the existing Article 3 in its entirety and by substituting therefor the following:
      The authorised share capital of the Company is S$1,200,000,000.68 and US$300 divided into 4,615,384,618 ordinary shares of par value S$0.26 each and 30,000 convertible redeemable preference shares of par value US$0.01 each (which shall have the rights and be subject to the restrictions set out in Article 4A), respectively.
2.     New Article 4A
      By inserting new Article 4A immediately after the existing Article 4 as follows:
4A.1 Interpretation
      In this Article 4A, the following expressions shall, unless the context otherwise requires, have the following meanings:
      “Additional Amounts” has the meaning ascribed to it in Article 4A.19(2);
      “Adjustment Effective Date” means the date on which an adjustment to the Conversion Price takes effect with respect to the Preference Shares;
      “ADSs” means American Depositary Shares of the Company, each representing 10 Ordinary Shares, issued pursuant to the ADS Deposit Agreement;
      “ADS Deposit Agreement” means the deposit agreement, dated 4 November 1999, among the Company, Citibank, N.A., as the ADS depositary, and holders of ADSs from time to time, as amended, modified or supplemented from time to time;
      “Amendment Date” means the date on which the Companies (Amendment) Act 2005 comes into force;
      “Auditors” means the auditors for the time being of the Company;
      “Average Market Price” as of any date means the arithmetic mean of the daily Closing Sale Prices quoted for the Ordinary Shares on the SGX-ST for the 10 consecutive Trading Days immediately preceding that date;
      “Business Day” means a day (other than a Saturday or Sunday) on which commercial banks are open for business in Singapore and (if different) the jurisdiction in which the specified office of the Conversion Agent, the Redemption Agent or the Transfer Agent, as applicable, is located and if, on that day, a transfer of funds is to be made in respect of the Preference Shares, New York City also;
      “Class Meeting” means a class meeting of the Preference Shareholders;
      “Clearstream” means Clearstream Banking, societe anonyme;
      “Closing Sale Price” of any securities on any Trading Day means the last transacted price per security of such securities (or if no last transacted price is reported, the average of the bid and offer prices or, if more than one in either case, the average of the average bid and the average offer prices) on such Trading Day reported by the relevant stock exchange on which such securities may be traded;
      “Conversion Agent” means such conversion agent(s) in respect of the Preference Shares as may from time to time be appointed by the Directors;
      “Conversion Date” has the meaning ascribed to it in Article 4A.16(8);
      “Conversion Notice” has the meaning ascribed to it in Article 4A.16(7);
      “Conversion Period” has the meaning ascribed to it in Article 4A.16(2);

      “Conversion Price” per Ordinary Share means the price determined by multiplying:

(1)	the sum of the conversion premium, 20%, and 100 per cent., by

(2)	the volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page CSM SP <equity> AQR (or any successor page) from 9:00 a.m. to 5:15 p.m., Singapore time, for the five consecutive Trading Days ending on the date of the general meeting at which the shareholders of the Company approve the issuance of the Preference Shares, by

(3)	the U.S. dollar/ Singapore dollar noon buying rate in New York, as certified for customs purposes by the Federal Reserve Bank of New York, on the date of the general meeting at which the shareholders of the Company approve the issuance of the Preference Shares, subject to adjustment in certain circumstances in accordance with Articles 4A.17 and 4A.18;
      “Distributable Profits” means the profits available to the Company for distribution as a dividend in compliance with Section 403 of the Act by reference to the then most recent financial statements of the Company;
      “Early Redemption Price” shall, as of any date of determination, be determined as follows:

Elapsed Days 1,800
Early Redemption Price = Allocated Value ×	(	US$10,000 Allocated Value	)
      where:

(1)	“Allocated Value” is equal to US$8,443.24, which is the portion of the issue price of a unit (of which the Preference Shares form a component) that was allocated to the Preference Share component of the unit in accordance with the Purchase Agreement dated 22 July 2005 relating to the issue of the units and which shall be the issue price of each Preference Share; and

(2)	“Elapsed Days” means the number of days elapsed since the Issue Date to that date of determination (computed on the basis of a 360-day year of 12 30-day months);
      “Euroclear” means Euroclear Bank S.A./ N.V.;
      “Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
      “Fundamental Change” has the meaning ascribed to it in Article 4A.8(2);
      “General Meeting” means a general meeting of the members of the Company;
      “Issue Date” means the date on which the Preference Shares are first allotted and issued as the Directors shall determine;
      “Maturity Date” means the fifth anniversary of the Issue Date (or, if such date is not a Business Day, the immediately preceding Business Day) or such other date falling not more than five years from the Issue Date as may be prescribed by the Directors on or prior to the Issue Date;
      “Ordinary Shares” means ordinary shares of par value S$0.26 each (or of such other par value in which such ordinary shares are for the time being denominated following any consolidation, subdivision or conversion) in the capital of the Company, provided that if all Ordinary Shares are replaced by other securities (all of which are identical), the expression “Ordinary Shares” shall thereafter refer to such other securities;
      “Parity Shares” has the meaning ascribed to it in Article 4A.4(1)(c);
      “Preference Shares” means the convertible redeemable preference shares of par value US$0.01 each in the capital of the Company, or any one of such convertible redeemable preference shares, as the context may so require, carrying the rights, benefits and privileges and subject to the restrictions set out in this Article 4A;
      “Preference Shareholders” means the holders of the Preference Shares, and where the context requires, “Preference Shareholder” means any of them;
      “Public Acquirer Change of Control” has the meaning ascribed to it in Article 4A.18(3);

      “record date” means, in relation to any transaction affecting any securities, the date as at the close of business on which holders of such securities must be registered as such to participate in such transaction;
      “Redemption Agent” means such redemption agent(s) in respect of the Preference Shares as may from time to time be appointed by the Directors;
      “Redemption Amount” means US$10,000 for each Preference Share;
      “Register of Preference Shareholders” means the Register of Preference Shareholders maintained by the Company as referred to in Article 4A.15(2);
      “Registration Date” has the meaning ascribed to it in Article 4A.16(11);
      “Securities Account” means a securities account maintained by a Depositor (as defined in Article 2) with the Depository (as defined in Article 2);
      “SGX-ST” means the Singapore Exchange Securities Trading Limited;
      “Singapore Dollar(s)” or “S$” means the lawful currency of Singapore;
      “specified office” means, in relation to the Conversion Agent, the Redemption Agent or the Transfer Agent, the office through which it agrees to perform its functions as Conversion Agent, Redemption Agent or Transfer Agent, as the case may be;
      “Temasek” means Temasek Holdings (Private) Limited and its successor corporations;
      “Trading Day” means, with respect to a stock exchange, a day when such stock exchange is open for business, provided, however, that if no transaction price or bid and offer prices are reported by such exchange in respect of the relevant security for one or more days, such day or days will be disregarded in any relevant calculation that is made by references to such transaction price or bid or offer price;
      “Transfer Agent” means such transfer agent(s) in respect of the Preference Shares as may from time to time be appointed by the Directors;
      “U.S. dollar(s)” or “US$” means the lawful currency of the United States of America; and
      “U.S. GAAP” means U.S. generally accepted accounting principles.
4A.2 General
      The Company may allot and issue such number of Preference Shares at such issue price and on such terms and conditions as the Directors may determine, all of which shall carry the rights, benefits and privileges and be subject to the restrictions set out in this Article 4A.
4A.3 No Right to Dividends
      (1) No Right to Dividends. Subject to Article 4A.3(2):

(a)	the Preference Shares shall not confer on the Preference Shareholders any right, and the Preference Shareholders shall have no right, to any dividends paid out of the Distributable Profits of the Company, whether in cash or in kind and whether interim or final; and

(b)	neither the Directors nor the Company shall propose, declare, resolve, approve, pay, distribute or make any such dividends in respect of the Preference Shares, in each case regardless of whether the Company may have proposed, declared, resolved, approved, paid, distributed or made any such dividends in respect of the Ordinary Shares or any other shares in the capital of the Company.
      (2) Use of Distributable Profits Not Prejudiced. Nothing in Article 4A.3(1) shall restrict, prohibit or otherwise affect the ability of the Company to:

(a)	redeem, purchase, reduce or cancel the Preference Shares out of Distributable Profits; or

(b)	pay or distribute any amount in respect of the Preference Shares out of Distributable Profits on the liquidation, winding-up or dissolution of the Company, in each case in compliance with applicable law and the other provisions of this Article 4A.

4A.4 Ranking and Liquidation Preference
      (1) Ranking in Liquidation. On the liquidation, winding-up or dissolution of the Company, the Preference Shares shall rank:

(a)	junior to all existing and future debt obligations of the Company;

(b)	junior to each class of shares in the capital of the Company the terms of which provide that such class ranks senior to the Preference Shares as regards repayment of amounts paid up or credited as paid up on such class of shares;

(c)	on a parity with each class of shares in the capital of the Company the terms of which provide that such class ranks on a parity with the Preference Shares as regards repayment of amounts paid up or credited as paid up on such class of shares (“Parity Shares”); and

(d)	senior to the Ordinary Shares (including those represented by ADSs) and each class of shares in the capital of the Company the terms of which provide that such class ranks junior to the Preference Shares as regards repayment of amounts paid up or credited as paid up on such class of shares.
      (2) Liquidation Preference. The Preference Shareholders, other than any Preference Shareholders who have exercised their right of election under Article 4A.16(15)(a), shall on the liquidation, winding-up or dissolution of the Company, be entitled:

(a)	in priority to the holders of any other shares in the capital of the Company (including the Ordinary Shares); but

(b)	pari passu with the holders of all other Parity Shares,
to be paid, out of the assets of the Company available for distribution among the members of the Company, the Redemption Amount.
      Preference Shareholders who have exercised their right of election under Article 4A.16(15)(a) shall be entitled to the sums specified in that Article.
      (3) Rateable Sharing. If on the liquidation, winding-up or dissolution of the Company, the amounts payable with respect to the Preference Shares and all other Parity Shares are not paid in full, the holders of the Preference Shares and the holders of such Parity Shares shall share equally and rateably in any distribution of the assets of the Company available for distribution among the members of the Company in proportion to the full amounts to which each such holder is entitled.
      (4) No Further Participation. After payment in full of the Redemption Amount, the Preference Shareholders will not be entitled to any further participation in any distribution of the assets of the Company available for distribution among the members of the Company.
      The balance of such assets, after payment in full of the amounts payable with respect to the Preference Shares and all other Parity Shares, shall belong to and be distributed among the holders of any class of shares in the capital of the Company, other than the Preference Shares and any other shares not entitled to participate in such assets, in accordance with the respective rights attaching thereto.
      (5) Sale, Merger, etc. not a Liquidation. Neither:

(a)	the voluntary sale, conveyance, exchange or transfer, for cash, shares, securities or other consideration, of all or substantially all of the property, assets or undertaking of the Company; nor

(b)	the consolidation, merger or amalgamation of the Company with or into any other entity or the consolidation, merger or amalgamation of any other entity with or into the Company, shall be deemed to constitute a liquidation, winding-up or dissolution of the Company for the purposes of this Article 4A.4.
      (6) Consolidation, Merger and Sale of Assets. The Company may not consolidate with or merge into any other person in a transaction in which the Company is not the surviving entity, or convey, transfer or lease all or substantially all of its properties and assets to any person unless:

(a)	it has made provision for the satisfaction of its obligations to redeem, if any, the Preference Shares; and

(b)	except in the case of Public Acquirer Change of Control where the Company elects to adjust the Conversion Price and related conversion obligation under Article 4A.18, the Company has made provision for the holders of the Preference Shares to convert the Preference Shares into the kind and amount of cash, securities or other property receivable upon such consolidation, merger, conveyance, transfer or lease by a holder of the number of Ordinary Shares in which the Preference Shares might have converted immediately prior to that consolidation, merger, conveyance, transfer or lease (without giving effect to any adjustment to Conversion Price under Article 4A.17(9)).
      These conditions will only apply to a merger or consolidation in which the Company is not the surviving corporation and to conveyances, leases and transfers by the Company as transferor or lessor.
4A.5 Limits on Rights Attached to Preference Shares
      (1) No Further Participation. The Preference Shareholders shall have no right to participate in the profits or assets of the Company beyond the rights conferred under this Article 4A.
      (2) No Pre-emptive Rights. The Preference Shareholders shall have no pre-emptive or preferential rights to purchase or subscribe for any shares, rights, warrants, options, obligations or other securities of the Company and shall not be entitled to pro rata subscription rights with respect to future issues by the Company or any of its subsidiaries of Ordinary Shares or ADSs, or securities or rights which are convertible or exchangeable into Ordinary Shares or ADSs.
4A.6 Mandatory Redemption
      Unless earlier redeemed, converted or purchased and cancelled by the Company, the Company shall redeem, out of funds legally available for such redemption, each Preference Share on the Maturity Date at the Redemption Amount in accordance with all applicable law and the provisions of this Article 4A.
4A.7 Optional Redemption and Purchase by Company
      (1) Tax and Clean-up Redemption. The Company may at any time prior to the Maturity Date redeem all, but not some only, of the Preference Shares at the Early Redemption Price in the following circumstances:

(a)	if the Company determines that as a result of:

(i)	any change in, or amendment to, the laws or regulations of Singapore, or rulings promulgated under any such laws or regulations or by any authority of or in Singapore having power to tax, which change or amendment becomes effective on or after the Issue Date;

(ii)	any change in the general application or official or judicial interpretation of any such laws, regulations or rulings, which change becomes effective on or after the Issue Date; or

(iii)	any change in the general application or official or judicial interpretation of, or any execution or amendment to, any treaty or treaties affecting taxation to which Singapore is a party, which change, execution or amendment becomes effective on or after the Issue Date, the Company will be required to pay Additional Amounts pursuant to Article 4A.19(2) (notwithstanding the foregoing, the Company may not redeem those Preference Shares the holders of which have irrevocably waived their rights to such Additional Amounts no later than the date falling seven Business Days prior to the proposed redemption date); or

(b)	at least 95 per cent. of all Preference Shares issued have been converted, redeemed or purchased and cancelled.
      (2) Call Redemption. The Company may at any time on or after the second anniversary of the Issue Date and prior to the Maturity Date redeem all or any of the Preference Shares at the Early Redemption Price if the Closing Sale Price of the Ordinary Shares on the SGX-ST for any 20 Trading Days (translated into U.S dollars at the U.S. dollar/ Singapore dollar noon buying rate in New York on each of such Trading Days, as certified for customs purposes by the Federal Reserve Bank of New York) in any 45 calendar day period ending not more than five calendar days prior to the date on which notice of such redemption is given is at least 125% of the Conversion Price, as adjusted through, and effective on, such notice date.

      (3) Redemption Notice. If the Company elects to redeem the Preference Shares pursuant to this Article 4A.7, it shall give not less than 30 calendar days’ and not more than 60 calendar days’ prior notice to the Preference Shareholders, which notice shall be irrevocable. The Company shall also publish such redemption notice in accordance with Article 4A.22.
      (4) Redemption Date. The redemption of any Preference Shares called for redemption pursuant to this Article 4A.7 shall be made on the date specified in the relevant redemption notice.
      (5) Redemption Opinion. Prior to the redemption of any Preference Shares pursuant to Article 4A.7(1)(a), the Company shall provide the Redemption Agent with a legal opinion that the conditions precedent to such redemption have occurred.
      (6) Purchase by the Company. The Company may, in accordance with all applicable laws and regulations, at any time purchase the Preference Shares in the open market or otherwise at any price. Any Preference Share that the Company purchases will be cancelled, unless it is permitted by applicable law to hold, re-issue or re-sell such Preference Shares. If the Company is permitted by applicable law to purchase and hold the Preference Shares, the Preference Shares so purchased, while held by or on behalf of the Company or any of its subsidiaries or any company (other than a subsidiary) in which at least 20% of its shares are held, directly or indirectly, by the Company:

(a)	will not entitle the holder to convert the Preference Shares or to vote at any Class Meeting or General Meeting; and

(b)	will not be deemed to be outstanding for the purposes of calculating the quorum at any Class Meeting or General Meeting or with respect to any matter requiring a vote of the holders of the Preference Shares or on which holders of the Preference Shares are entitled to vote.
4A.8 Optional Redemption by Preference Shareholders
      (1) On Fundamental Change. If a Fundamental Change occurs at any time before the close of business on the seventh Business Day prior to the earlier of:

(a)	the Maturity Date; and

(b)	the redemption date fixed for early redemption under Article 4A.7, the Preference Shareholders will have the option to require the Company to redeem, out of funds legally available for such redemption, any or all of their Preference Shares at the Early Redemption Price, subject to certain exceptions as described in Article 4A.8(3) and subject to Article 4A.18.
      (2) Certain Definitions. A “Fundamental Change” occurs if:

(a)	at any time the Ordinary Shares are not listed on the SGX-ST (or its successor) or the ADSs are not listed or admitted to trade on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market (or their respective successors);

(b)	(i) Temasek ceases to beneficially own (as such term is defined under Rule 13d-3 and Rule 13d-5 under the Exchange Act) at least 30% of the Company’s voting securities, (ii) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquires beneficial ownership of the Company’s voting securities that is greater than the beneficial ownership of Temasek of the Company’s voting securities, or (iii) Temasek ceases to control (as defined in Article 4A.8(4)(c)) the Company;

(c)	(i) the Company consolidates with or merges into any other person, or any other person merges with or into the Company, unless the holders of the Ordinary Shares immediately prior to such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of all the then outstanding voting securities entitled to vote generally in elections of directors of the continuing or surviving corporation resulting from such transaction or (ii) the Company sells, assigns, conveys, transfers or leases all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person (other than to one or more of the Company’s wholly-owned subsidiaries);

(d)	at any time the continuing directors of the Company do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company);

(e) (i)	the difference between:

(x)	the sum of (A) the amount standing to the credit of (1) the share premium account of the Company (prior to the Amendment Date) or (2) the share capital account of the Company (at any time on or after the Amendment Date), as the case may be, at any time, plus (B) the retained earnings of the Company (as determined under U.S. GAAP) at that time (if any), minus (C) the accumulated deficit of the Company (as determined under U.S. GAAP) at that time (if any), plus (D) the accumulated other comprehensive income of the Company (as determined under U.S. GAAP) at that time (if any) minus (E) the accumulated other comprehensive loss of the Company (as determined under U.S. GAAP) at that time (if any); and

(y)	the redemption amounts that the Company would be required to pay in respect of any other classes of preference shares issued by the Company and outstanding at that time,

is less than two times the total Redemption Amount of the Preference Shares outstanding at that time; or

(ii)	after the Amendment Date, at any time the Company would be unable to make a solvency statement (under the Act), assuming the Company were to redeem the Preference Shares and all other classes of preference shares issued by the Company and outstanding at that time; or

(f)	after the Issue Date, any new law, or amendment to the existing laws of Singapore (other than the amendments proposed by the Companies (Amendment) Act 2005), is passed by the Singapore Parliament (without regard to whether such change in law has become effective), or there is any change in the general application or official or judicial interpretation of such laws, that would (i) prevent the Company from paying, or materially restrict the ability of the Company to pay, the full amount of the Redemption Amount of the outstanding Preference Shares or (ii) restrict materially the convertibility of the Preference Shares.
      For purposes of the calculations required under paragraphs (e) and (f), all redemption amounts used in these calculations will be measured assuming that such amounts were required to be paid at the time of such calculation.
      (3) No Right to Redeem. Notwithstanding the foregoing, the Preference Shareholders will not have the right to require the Company to redeem any Preference Shares under Article 4A.8(2)(b), (c) or (d) (and the Company will not be required to deliver the notice incidental to such Fundamental Change pursuant to Article 4A.8(5)), if:

(a)	the Closing Sale Price of the Ordinary Shares on the SGX-ST for any five Trading Days (translated into U.S dollars at the U.S. dollar/ Singapore dollar noon buying rate in New York on each of such Trading Day, as certified for customs purposes by the Federal Reserve Bank of New York) within:

(i)	the period of 10 consecutive Trading Days ending immediately after the later of the effective date of the Fundamental Change or the public announcement of the Fundamental Change, in the case of a Fundamental Change under Article 4A.8(2)(b) and (d), or

(ii)	the period of 10 consecutive Trading Days ending immediately before the effective date of the Fundamental Change, in the case of a Fundamental Change under Article 4A.8(2)(c),

in either case equals or exceeds 105% of the applicable Conversion Price in effect on each of those five Trading Days; or

(b)	at least 90% of the consideration paid for the Ordinary Shares (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation or a conveyance, sale, transfer or lease otherwise constituting a Fundamental Change under Article 4A.8(2)(c) consists of shares of capital stock (or American Depositary Shares, in the case of a qualifying foreign merger as defined in Article 4A.8(4)(d)) traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States or will be so traded or quoted immediately following such Fundamental Change and, as a result of such Fundamental Change, the Preference Shares become convertible into such shares or American Depositary Shares.

      (4) Certain Definitions. For purposes of this Article 4A.8:

(a)	“capital stock” means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of the assets of, the issuing person (for avoidance of doubt, “capital stock” shall not include debt securities convertible or exchangeable into equity interests of the issuing person).

(b)	“continuing director” means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of the Board of Directors of the Company on the Issue Date or (ii) was nominated for election or elected to the Board of Directors of the Company with the approval of (A) a majority of the continuing directors who were members of the Board of Directors of the Company at the time of such nomination or election or (B) Temasek.

(c)	“control” means (i) possession, directly or indirectly, of more than 50% of the Company’s voting securities or (ii) the ability, directly or indirectly, to influence any decision of, or to direct or cause the direction of, the Company’s management and policies, including decisions pertaining to operations and maintenance.

(d)	“qualifying foreign merger” means a transaction pursuant to which (i) the Company consolidates with or merges into any other person in a transaction in which the Company is not the surviving entity, or conveys, transfers or leases all or substantially all of the Company’s properties and assets to, any person (each such person, a “successor person”); (ii) where the successor person is organized under the laws of a jurisdiction other than Singapore or any U.S. domestic jurisdiction, (iii) the successor person has capital stock or American Depositary Shares representing such capital stock traded on the New York Stock Exchange or U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States, (iv) the successor person has a worldwide total market capitalization of its equity securities (before giving effect to such transaction) of at least US$5 billion, and (v) the successor person has consented to service of process in the United States.

(e)	“voting securities” refers to all of the outstanding securities of the Company entitled to vote generally in elections of the Directors.
      (5) Notice of Fundamental Change. As soon as practicable, but in no event later than five Business Days after the Company becomes aware of the occurrence of a Fundamental Change, the Company will give notice to all holders of the Preference Shares, the Redemption Agent and the Conversion Agent, in accordance with Article 4A.22. Such notice will state, among other things:

(a)	the events causing the Fundamental Change;

(b)	the effective date of the Fundamental Change;

(c)	the Fundamental Change redemption price;

(d)	the Fundamental Change redemption date, which will be the earlier of (i) the date falling 45 calendar days from the notice date and (ii) the Maturity Date;

(e)	the last date on which a holder may elect to have its Preference Shares redeemed;

(f)	the name and address of the Redemption Agent;

(g)	the Conversion Price and whether the Fundamental Change is such that the Conversion Price will need to be adjusted under Article 4A.17(9);

(h)	the period during which a Conversion Notice can be delivered to the Conversion Agent for the conversion to be deemed to be in connection with a Fundamental Change under Article 4A.17(9), which period shall not in any event extend beyond the Maturity Date;

(i)	that the Preference Shares with respect to which a Fundamental Change redemption notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change redemption notice by a written notice of withdrawal delivered to the Redemption Agent prior to the close of business on the Business Day prior to the Fundamental Change redemption date; and

(j)	the procedures that holders must follow to require the Company to redeem their Preference Shares (including the procedures described in Article 4A.8(6)).
      (6) Redemption Notice. Each holder electing to have any of its Preference Shares redeemed under this Article 4A.8 must deliver a written notice (in substantially the form for the time being approved by the Company and available from the Redemption Agent) to the Company and the Redemption Agent at least 10 calendar days prior to the redemption date. The notice must specify the number of Preference Shares submitted for redemption.
      (7) Solvency Statement. Notwithstanding anything in this Article 4A, but without prejudice to the rights of the holders of the Preference Shares to require the Company to redeem their Preference Shares in accordance with this Article 4A.8, in no event shall the Company be required to make a solvency statement except when required to do so under the Act.
4A.9 Redemption Procedures
      (1) Obligations of Redeeming Holder. On or before any date fixed for redemption of any Preference Shares, each Preference Shareholder whose Preference Shares are to be redeemed shall be bound to:

(a)	deliver to the Company the share certificates in respect of those Preference Shares to be redeemed which are held by him, in order that the same may be cancelled; or

(b)	at the election of a holder of any global certificate representing the Preference Shares, make an appropriate notation on such global certificate indicating a reduction in the number of Preference Shares represented by such global certificate by the number of Preference Shares to be redeemed.
      (2) Obligations of Company. Upon and subject to the delivery of the relevant share certificates (or an appropriate form of indemnity) or the making of the appropriate notation as described above on such date or thereafter, the Company shall:

(a)	pay promptly to each such holder (or in the case of joint holders, to the holder whose name stands first in the Register of Preference Shareholders) the amount due to him in respect of such redemption in accordance with this Article 4A.9; and

(b)	issue to each such holder the balancing certificate (if any) in respect of any Preference Shares held by him which are not redeemed.
      (3) Payments. The Company shall pay all amounts payable on the redemption of the Preference Shares:

(a)	in immediately available funds by wire transfer of funds in U.S. dollars to an account with a bank in New York City specified by each Preference Shareholder; or

(b)	by despatch of a U.S. dollar cheque drawn on a bank in New York City to each Preference Shareholder at its registered address for the time being.
      (4) When Preference Shares Cease to be Outstanding. If the Redemption Agent holds money or securities sufficient to pay the amount payable for the redemption of any Preference Shares on the Business Day following the date fixed for the redemption of such Preference Shares, then, immediately after such redemption date, such Preference Shares shall cease to be outstanding, whether or not delivery of the relevant share certificates (or an appropriate form of indemnity) or the making of the appropriate notation as described above is made. At such time, all rights of the holder(s) of such Preference Shares shall terminate, other than the right to receive the amount payable for the redemption of such Preference Shares upon such delivery or notation.
      (5) Payments to Joint Holders. All payments with respect to the Preference Shares held jointly by two or more persons shall be paid or made to whichever of such persons is named first in the Register of Preference Shareholders and the making of any payment or distribution in accordance with this Article 4A.9(5) shall discharge the liability of the Company in respect thereof.
4A.10 Default in Payment or Partial Payment
      If, by reason of any provision of the Act or for any reason whatsoever, the Company is unable to make payment of any amount due in respect of the Preference Shares, then the Company shall from time to time (subject to the maximum amount and extent permitted by law, and on the earliest date on which such payments may lawfully be made) make payments on account of the amount so owing on a pro rata basis to the holders of the Preference Shares until such amount has been paid in full.
4A.11 Information and Voting Rights
      (1) Right to Receive Information and Attend and Vote at Meetings. The Preference Shareholders shall be entitled:

(a)	to receive copies of the reports and accounts (including the balance sheet and profit and loss account) of the Company or in lieu of the annual audited accounts of the Company, upon their election, the summary financial statements prepared and delivered in accordance with the Act, circulars and notices of General Meetings, being the same as those which the holders of Ordinary Shares are entitled to receive, but shall not be entitled to attend or vote at any General Meeting other than under the circumstances set out in Article 4A.11(1)(c);

(b)	to attend, speak and vote (in person or by proxy or attorney or in the case of a corporation, by a duly authorised representative) at any Class Meeting; and

(c)	notwithstanding Article 4A.11(1)(a), to attend (in person or by proxy or attorney or in the case of a corporation, by a duly authorised representative) any General Meeting of the Company and to be counted for the purposes of a quorum at such General Meeting and to vote at any General Meeting of the Company if (but only if):

(i)	the resolution in question varies the rights attached to the Preference Shares; or

(ii)	the resolution in question is for the winding-up of the Company,

save that the Preference Shareholders may not vote upon any business dealt with at such General Meeting except the election of a chairman for such General Meeting, any motion for adjournment and any resolution for the variation of the rights attached to the Preference Shares or any resolution for the winding-up of the Company.
      (2) Number of Votes. At every General Meeting at which the Preference Shareholders are entitled to attend and vote pursuant to Article 4A.11(1)(c) and at every Class Meeting, every Preference Shareholder who is present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative):

(a)	on a show of hands shall have one vote; and

(b)	on a poll shall have one vote for each Ordinary Share into which each Preference Share held by such Preference Shareholder would have been converted if the Conversion Date for such Preference Share were the date 48 hours preceding the date of such General Meeting or Class Meeting.
      (3) Proxies. A Preference Shareholder may appoint not more than two proxies to attend and vote at the same General Meeting or Class Meeting. In any case where a form of proxy appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy. A proxy need not be a member of the Company.
      (4) General. The provisions of these presents relating to votes of members of the Company shall (subject to and except to the extent inconsistent with this Article 4A) apply mutatis mutandis to votes of the Preference Shareholders at any General Meeting.
4A.12 Class Meetings
      The provisions of these presents relating to General Meetings, notice of and proceedings at General Meetings and votes of members of the Company shall (subject to and except to the extent inconsistent with this Article 4A) apply mutatis mutandis to any separate Class Meeting.
4A.13 Further Preference Shares
      (1) Senior Shares Deemed a Variation. Without prejudice to the generality of Article 4A.21, the authorization, creation (by way of reclassification or otherwise) or issue by the Company of shares that rank senior in priority to the Preference Shares with respect to rights upon liquidation, winding-up or dissolution shall:

(a)	be deemed to constitute a variation of the rights attached to the Preference Shares; and

(b)	require the consent of the Preference Shareholders under Article 4A.21.
      (2) Pari Passu or Junior Shares Not a Variation. The authorization, creation (by way of reclassification or otherwise) or issue by the Company of shares (including any obligation or security convertible or exchangeable into, or evidencing a right to purchase, shares) that:

(a)	rank pari passu with or junior to the Preference Shares with respect to rights upon liquidation, winding-up or dissolution (including, without limitation, the Parity Shares); or

(b)	confer on the holders thereof a right to any dividends out of the Distributable Profits of the Company,

shall not, in each case, constitute a variation of the rights attached to the Preference Shares and shall not require the consent of the Preference Shareholders under Article 4A.21.
4A.14 Share Premium and Share Capital Accounts
      (1) Preference Shares Issued Before Amendment Date. In relation to any Preference Shares issued prior to the Amendment Date, such Preference Shares may only be redeemed out of the share premium account of the Company if the Company satisfies the solvency test for such redemption under the Act as amended by the Companies (Amendment) Act 2005, to the extent such satisfaction is required by law or, in the absence of a Singapore court decision to this effect, to the extent that the Company is so advised by its counsel.
      (2) All Preference Shares. So long as any of the Preference Shares remains outstanding:

(a)	the Company shall ensure that the difference between:

(i)	the sum of (A) the amount standing to the credit of (I) the share premium account of the Company (prior to the Amendment Date) or (II) the share capital account of the Company (at any time on or after the Amendment Date), as the case may be, at any time, plus (B) the retained earnings of the Company (as determined under U.S. GAAP) at that time (if any), minus (C) the accumulated deficit of the Company (as determined under U.S. GAAP) at that time (if any), plus (D) the accumulated other comprehensive income of the Company (as determined under U.S. GAAP) at that time (if any) minus (E) the accumulated other comprehensive loss of the Company (as determined under U.S. GAAP) at that time (if any); and

(ii)	the redemption amounts that the Company would be required to pay in respect of any other classes of preference shares issued by the Company and outstanding at that time,

is not less than the total Redemption Amount of all the Preference Shares that are outstanding at that time; and

(b)	after the Amendment Date, the Company shall use all reasonable endeavours to ensure that at all times the Company would be able to make a solvency statement (in accordance with Singapore law), assuming the Company were to redeem the Preference Shares and all other classes of preference shares issued by the Company and outstanding at that time.
      For purposes of the calculations required under this Article 4A.14(2), all redemption amounts used in these calculations will be measured assuming that such amounts were required to be paid at the time of such calculation.
4A.15 Form, Register, Registration, Transfer and Replacement
      (1) Form. The Preference Shares shall be in registered form.
      (2) Register. The Company shall maintain a Register of Preference Shareholders at all times in accordance with the Act.

      (3) Registration Equals Ownership. The Company and any of its agents may treat the person in whose name a Preference Share is registered as the absolute owner of such Preference Share for the purpose of making payment and for all other purposes.
      (4) General. The provisions of these presents relating to the registration, transfer, transmission certificates and replacement thereof applicable to Ordinary Shares shall apply mutatis mutandis to the Preference Shares.
4A.16 Optional Conversion
      (1) Conversion Right. Subject to the further provisions of this Article 4A.16, a Preference Shareholder may convert all or any of its Preference Shares into Ordinary Shares during such hours as may be agreed between the Company and the Conversion Agent on any Business Day during the Conversion Period at the Conversion Price then in effect.
      (2) Conversion Period. A Preference Shareholder may convert its Preference Share into Ordinary Shares during such hours as may be agreed between the Company and the Conversion Agent on any Business Day during the period (“Conversion Period”):

(1)	commencing 40 calendar days after the Issue Date; and

(2)	ending on the date falling seven Business Days prior to the earlier of:

(a)	in the case of any Preference Share called for redemption pursuant to Article 4A.7 or 4A.8, the date fixed for such redemption (unless the Company shall default in making the redemption payment, provided that in no event shall any such conversion right extend beyond the Maturity Date); or

(b)	the Maturity Date.
      (3) Number of Ordinary Shares Deliverable on Conversion. The number of Ordinary Shares to be delivered pursuant to the conversion of the Preference Shares shall be determined by dividing the Redemption Amount of all Preference Shares to be converted by a holder by the Conversion Price in effect on the relevant Conversion Date.
      (4) Conversion into Ordinary Shares. Upon conversion of any Preference Share:

(a)	such Preference Share shall cease to carry any of the rights, benefits, privileges, preference or priority, and shall cease to be subject to any of the restrictions, set out in this Article 4A;

(b)	the holder of such Preference Share shall cease to have any right as such holder with respect to such Preference Share;

(c)	the delivery to such Preference Shareholder, subject to applicable laws and in accordance with these presents, of the fixed number of Ordinary Shares or ADSs into which such Preference Share is convertible shall be deemed to satisfy and discharge the Company’s obligation in respect of such Preference Share; and

(d)	the Ordinary Shares deliverable pursuant to such conversion shall be issued credited as fully paid and shall rank pari passu in all respects with all other Ordinary Shares of the Company then in issue (save for any dividend, rights or other distributions the record date for which is before the relevant Conversion Date).
      (5) Conversion into ADSs. A Preference Shareholder may elect to receive Ordinary Shares deliverable upon the conversion of its Preference Shares in the form of ADSs. In such event, the Company shall, on behalf of such Preference Shareholder, as soon as practicable, subject to applicable laws and in accordance with these presents, deliver to and deposit with the ADS depositary, in accordance with the terms of the ADS Deposit Agreement, such number of Ordinary Shares such Preference Shareholder would have received upon conversion had it not elected to receive such Ordinary Shares in the form of ADSs. Subject to compliance with the terms of the ADS Deposit Agreement, including payment of the fees and expenses of the ADS depositary by such Preference Shareholder, the ADS depositary will issue such number of ADSs representing the deposited Ordinary Shares to such Preference Shareholder based on the applicable share-to-ADS ratio then in effect.

      (6) Manner of Effecting Conversion. Conversion of the Preference Shares shall be effected in such manner as the Directors shall, subject to these presents and as the Act or other applicable laws or regulations may allow, from time to time determine.
      Without prejudice to the generality of the foregoing, the conversion of any Preference Share may be effected by the redemption of such Preference Share on the relevant Conversion Date out of such funds of the Company as shall be legally available for such redemption (including, without limitation, profits, capital, share premium or the proceeds of a fresh issue of shares made for the purpose of the redemption or any combination of the foregoing), with the proceeds of such redemption applied as payment in full for the subscription of the Ordinary Shares to be issued pursuant to such conversion.
      (7) Conversion Notice. To convert a Preference Share, a Preference Shareholder must at its own risk and expense deliver, during such hours as may be agreed between the Company and the Conversion Agent, to the Conversion Agent, at its specified office, a duly completed and signed conversion notice (in substantially the form for the time being approved by the Company and available from the Conversion Agent) (“Conversion Notice”), accompanied by:

(a)	the share certificate in respect of such Preference Share (if a definitive share certificate has been issued in respect of the Preference Share being converted) or such other documents or evidence (if any) as the Directors may reasonably require to prove the title and claim of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may require); or

(b)	at the election of a holder of any global certificate representing the Preference Shares, an appropriate notation on such global certificate indicating a reduction in the number of Preference Shares represented by such global certificate by the number of Preference Shares to be converted.
      A Conversion Notice once given will be irrevocable and may not be withdrawn without the consent in writing of the Company.
      (8) Conversion Date. The date on which a converting Preference Shareholder satisfies all of the requirements set out in Article 4A.16(7) and Article 4A.16(13)(a) is the “Conversion Date.”
      (9) Incomplete/ Incorrect Conversion Notice. A Conversion Notice that is incomplete or incorrect may be rejected. All costs and expenses incurred by an incomplete or incorrect Conversion Notice will be for the account of the relevant Preference Shareholder.
      (10) Delivery of Ordinary Shares. No Preference Shareholder shall be entitled to receive physical share certificates in respect of the Ordinary Shares arising from the conversion of the Preference Shares. Delivery of the Ordinary Shares shall be made by crediting such Ordinary Shares to the Securities Account of, or designated by, the Preference Shareholder. Unless the Company shall have waived this requirement, a converting Preference Shareholder shall deliver a copy of the Conversion Notice to the Company at its registered office (marked for the attention of the Company Secretary). The Company shall deliver the Ordinary Shares arising from the conversion of the Preference Shares to the Securities Account set out in the Conversion Notice as soon as practicable after the Conversion Date, and in any event not later than seven calendar days after the later of (a) the Conversion Date and (b) unless this requirement is waived by the Company, the date on which the converting Preference Shareholder delivers a copy of the Conversion Notice to the Company (subject to all applicable laws and in accordance with these presents).
      (11) Entitlements and Record Dates. A holder of Ordinary Shares delivered on conversion of Preference Shares shall not be entitled to any rights of a shareholder the record date for which precedes the date on which the Ordinary Shares are credited to its Securities Account (the “Registration Date”). If the record date for the payment of any dividend or other distribution in respect of the Ordinary Shares is on or after the Conversion Date in respect of any Preference Shares converted, but before the Registration Date, the Company shall pay to the converting Preference Shareholder an amount equal to any such dividend or other distribution to which it would have been entitled had it on that record date been such a shareholder of record of such number of Ordinary Shares delivered upon conversion (without making any retroactive adjustment of the Conversion Price pursuant to Article 4A.17), and will make such payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven calendar days thereafter.
      (12) Fractions and Balancing Certificates. Fractions of an Ordinary Share shall not be delivered on conversion and no cash adjustments or payment shall be made in respect of any such fraction. Where a Preference Shareholder has elected to receive Ordinary Shares deliverable upon conversion of its Preference

Shares in the form of ADSs, fractions of an ADS (and such number of Ordinary Shares representing such fraction of an ADS) shall not be delivered on conversion and no cash adjustments or payment shall be made in respect of any such fraction.
      If a Preference Shareholder converts more than one Preference Share at the same time, the number of Ordinary Shares or ADSs deliverable upon the conversion shall be based on the aggregate Redemption Amount of all the Preference Shares converted. If a Conversion Notice is given in respect of part only of a holding of Preference Shares so that there would, following conversion, remain a number of Preference Shares in that holding smaller than that required to convert into one Ordinary Share at the Conversion Price then applicable, then all the Preference Shares in that holding shall be converted notwithstanding the figures inserted in the Conversion Notice.
      (13) Taxes and Charges. As conditions precedent to conversion, the Preference Shareholder must pay:

(a)	any taxes and capital, stamp, issue and registration duties arising on conversion, other than any taxes or capital or stamp duties payable in Singapore in respect of the allotment, issue and delivery of the Ordinary Shares and listing of the Ordinary Shares upon conversion; and

(b)	any tax or duty relating to any disposal or any deemed disposal relating to conversion and transfer involved in the issue or delivery of the Ordinary Shares upon conversion, other than any withholding or deduction for any Singapore tax (as defined in Article 4A.19), in which case the provisions of Article 4A.19 shall apply to such withholding or deduction.
      The Company shall pay all other expenses arising on the issue, allotment and delivery of the Ordinary Shares deliverable upon conversion. If a Preference Shareholder elects to receive Ordinary Shares upon conversion in the form of ADSs, the Preference Shareholder shall pay the fees and expenses of the ADS depositary pursuant to the ADS Deposit Agreement in addition to all amounts pursuant to this Article 4A.16(13).
      (14) Listing. So long as the Ordinary Shares in issue are listed on the SGX-ST and the ADSs are listed on Nasdaq, the Company shall use all reasonable endeavours to procure that all the Ordinary Shares or ADSs, as the case may be, into which Preference Shares are converted are admitted for listing on the SGX-ST or Nasdaq, as the case may be, at the earliest practicable date following conversion.
      (15) Undertakings. So long as any Preference Shares remain capable of being converted into Ordinary Shares or ADSs, then, save with such consent or sanction on the part of the Preference Shareholders as is required for a variation of the rights attached to such Preference Shares:

(a)	if the Company is placed in liquidation, the Company shall forthwith give notice thereof in writing to all Preference Shareholders and such notice shall be published as specified in Article 4A.22.

Each Preference Shareholder shall, in respect of all or any of its Preference Shares, be entitled within 42 calendar days after the date of the resolution for winding-up the Company or (as the case may be) after the date of the order of the Court for winding-up, by notice in writing to the Company, elect to be treated as if:

(i)	its right to convert its Preference Share had been exercisable and had been exercised prior to the commencement of such winding-up; and

(ii)	the Conversion Date for such conversion had been the date immediately preceding the date of such commencement.

In that event, such Preference Shareholder shall be entitled to be paid, in satisfaction of the amount due in respect of such of its Preference Shares as are to be treated as if converted, a sum equal to the amount to which it would have become entitled in such winding-up if it had been the holder of the Ordinary Shares to which it would have become entitled by virtue of such conversion, fractions being disregarded for this purpose (and in respect of its entitlement to receive such sum it shall rank pari passu with the holders of Ordinary Shares).

At the expiration of the said period of 42 calendar days, any outstanding Preference Shares shall cease to be capable of being treated as if converted;

(b)	the Company shall not make any issue, offer or distribution or take any other action the effect of which would be that, on the conversion of any Preference Shares, the Company would be required to issue Ordinary Shares at a discount to their par value;

(c)	the Company shall procure that there shall be sufficient authorised but unissued share capital available for the purposes of satisfying the requirements of any Conversion Notice as may be given by any Preference Shareholder; and

(d)	the Company shall use all reasonable endeavours to obtain and maintain a listing for the Preference Shares on the SGX-ST.
4A.17 Adjustments to Conversion Price
      (1) General. The Conversion Price per Ordinary Share shall be adjusted from time to time by the Company in accordance with this Article 4A.17.
      In each case, the adjusted Conversion Price is determined by multiplying the Conversion Price before adjustment, denoted as “P”, by an applicable adjustment factor. The formulae for determining the adjustment factors are set forth in the following subsections. In each case, the Conversion Price will be adjusted with effect from the applicable Adjustment Effective Date.
      (2) Share Dividends, Share Splits and Consolidations. If the Company:

(a)	pays a dividend or makes a distribution on the Ordinary Shares in the form of Ordinary Shares;

(b)	splits or reclassifies the outstanding Ordinary Shares into a greater number of Ordinary Shares; or

(c)	consolidates or reclassifies the outstanding Ordinary Shares into a lesser number of Ordinary Shares,

the Conversion Price will be adjusted as follows:

Adjusted Conversion Price = P x	X Y

where:

“X” means the number of Ordinary Shares outstanding immediately prior to the effectiveness of the relevant event giving rise to the adjustment; and

“Y” means the number of Ordinary Shares outstanding immediately after effectiveness of the relevant event giving rise to the adjustment.

The Adjustment Effective Date:

(i)	in the case of paragraph (a) above, shall be the record date set by the Company for the relevant dividend or distribution giving rise to the adjustment; and

(ii)	in the case of paragraphs (b) and (c) above, shall be the date on which the relevant split, consolidation or reclassification giving rise to the adjustment becomes effective.
      (3) Issuances of Ordinary Shares and Rights. If:

(a) (i)	the Company issues or distributes Ordinary Shares (other than as described in Article 4A.17(2)(a)); or

(ii)	the Company or any of its subsidiaries issues or distributes any securities or rights which are convertible into or exchangeable for Ordinary Shares, or issues or distributes any warrants or rights to purchase or subscribe for Ordinary Shares, in each case, to all or substantially all holders of the Ordinary Shares; and

(b)	the applicable issuance, distribution, conversion, exchange, purchase or subscription price per Ordinary Share, after taking into account any per Ordinary Share consideration received by the Company in respect of such issuance or distribution, is below 95% of the Average Market Price as of the date of announcement of details concerning such applicable issuance, distribution, conversion, exchange, purchase or subscription price, the Conversion Price will be adjusted as follows:

Adjusted Conversion Price = P ×	(S + f) (S + a)

where:

“S” means the number of Ordinary Shares outstanding on the date of announcement of details concerning the relevant issuance, distribution, conversion, exchange, purchase or subscription price;

“f” means the number of additional Ordinary Shares which the aggregate applicable issuance, distribution, conversion, exchange, purchase or subscription price (taking into account any aggregate consideration received by the Company in respect of such issuance or distribution) would purchase at the Average Market Price as of such date of announcement; and

“a” means the number of additional Ordinary Shares which are issued or are initially issuable pursuant to the terms of the securities or rights that are the subject of that issuance or distribution.
      The Adjustment Effective Date for an adjustment pursuant to this Article 4A.17(3) shall be the record date set by the Company for such issuance or distribution.
      In case of any adjustment as a result of issuance of Ordinary Shares by way of a rights offering to all or substantially all holders of Ordinary Shares, the Company may elect to defer the effectiveness of that adjustment until the subscription period applicable to such rights offering has expired. In that case, the Conversion Price shall be adjusted using elements “f” and “a” in the above formula that are calculated on the basis of the actual number of the Ordinary Shares issued and aggregate purchase price actually paid in the rights offering. The adjustment shall take effect retroactively from the record date set by the Company for such rights offering.
      (4) Issuances and Distributions of Securities, Assets and Related Rights. If the Company issues or distributes, for less than 95% of their fair market value (as defined below), to all or substantially all holders of the Ordinary Shares, any:

(a)	securities other than securities addressed by Article 4A.17(2), (3) or (6);

(b)	assets, other than dividends addressed by Article 4A.17(5) or (6), or

(c)	rights to acquire the securities or assets described in Articles 4A.17(4)(a) and (b),

the Conversion Price will be adjusted as follows:

Adjusted Conversion Price = P x	(M – d) M

where:

“M” means the Average Market Price per Ordinary Share as of the date of announcement of the terms of the issuance or distribution; and

“d” means the fair market value of the portion of the securities, assets or rights to acquire any of the foregoing as is attributable to one Ordinary Share, less any consideration received by the Company in respect of such portion. The fair market value will be as determined by the Directors, which determination will be conclusive and calculated on the last Trading Day preceding such date of announcement.
      The Adjustment Effective Date for an adjustment under this Article 4A.17(4) is the record date set by the Company for that issuance or distribution.
      (5) Cash Dividends. If the Company issues or distributes a dividend in the form of cash, the Conversion Price will be adjusted as follows:

Adjusted Conversion Price = P x	(M – e) M

where:

“M” has the same meaning as in Article 4A.17(4); and

“e” means the cash dividend payable on one Ordinary Share.
      The Adjustment Effective Date for an adjustment under this Article 4A.17(5) is the record date set by the Company for that issuance or distribution.

      (6) Spin-Offs. If the Company pays a dividend or makes a distribution to all or substantially all holders of Ordinary Shares consisting of shares of any class or series, or similar equity interests, of or relating to any of its subsidiaries or other business units, the Conversion Price will be adjusted as follows:

Adjusted Conversion Price = P ×	(	D ------- D + v	)

where:

“D” means the average of the Closing Sale Prices of the Ordinary Shares on the SGX-ST for the 10 consecutive Trading Days following the effective date of the spin-off; provided, however, that if an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, “D” means the Closing Sale Price of the Ordinary Shares on the Trading Day on which the initial public offering price of the securities being distributed in the spin-off is determined; and

“v” means the fair market value of the portion of the securities distributed as is attributable to one Ordinary Share less any consideration received by the Company in respect of such portion.
      For purposes of this Article 4A.17(6):
      “fair market value” means the number of securities distributed in respect of each Ordinary Share multiplied by the average of Closing Sale Prices of those securities over the 10 consecutive Trading Days following the effective date of the spin-off. If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price.
      The Adjustment Effective Date for an adjustment under this Article 4A.17(6) shall be the record date set by the Company for the relevant dividend or distribution giving rise to the adjustment.
      (7) Other Adjustments. If the Company determines that any other adjustment should be made to the Conversion Price in the case of a dilutive event that is not specifically addressed by Articles 4A.17(2) to (6), the Company will make such adjustment that is fair and reasonable in the opinion of its Directors.
      (8) General Adjustment Provisions. The following provisions shall apply, where applicable, to any adjustment pursuant to this Article 4A.17:

(a)	the Conversion Price may not be reduced so that, on conversion, Ordinary Shares would be issued at a discount to their par value. Except in the case of a consolidation or reclassification of Ordinary Shares pursuant to Article 4A.17(2)(c), the Conversion Price will not be increased as a result of any adjustment;

(b)	in case of an adjustment under Article 4A.17(2), (3), (4), (5) or (6), if the actual amount of adjustment cannot be determined on such record date because certain terms of issuance or distribution have not been determined, the Company may elect to defer the effectiveness of such adjustment until it can be determined and such adjustment will take effect retroactively from the record date set for such issuance or distribution. In such case, the Company shall deliver additional Ordinary Shares, as a result of such adjustment, to any Preference Shareholders who converted their Preference Shares between such record date and the date on which such adjustment is determinable;

(c)	if a Conversion Date falls prior to the Adjustment Effective Date of an adjustment of the Conversion Price and the relevant Registration Date of the Ordinary Shares deliverable upon conversion falls on or after such Adjustment Effective Date, the Company shall deliver to the relevant holder the additional number of Ordinary Shares to which that holder would have been entitled had the relevant Conversion Date fallen immediately following the Adjustment Effective Date;

(d)	no adjustment will be made to the Conversion Price where the adjustment, rounded to the nearest cent as provided below, if applicable, would be less than one per cent. of the Conversion Price then in effect. On any adjustment, the resulting Conversion Price will be rounded to the nearest cent (or the smaller of the nearest cent in the case of two equally near cents). Any adjustment not required to be made and any amount by which the Conversion Price will be rounded will be carried forward and taken into account in any subsequent adjustment;

(e)	no adjustment will be made to the Conversion Price where Ordinary Shares or other securities, options or rights to subscribe for or purchase Ordinary Shares or other securities are issued pursuant to any stock option or purchase programs, plans or similar arrangements approved by the Board of Directors or the shareholders of the Company;

(f)	the Company may, from time to time to the extent permitted by applicable law, reduce the Conversion Price of the Preference Shares, at the sole discretion of the Board of Directors, by any amount for any period of at least 20 calendar days, in which case the Company shall give at least 15 calendar days’ notice of such decrease. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Ordinary Shares resulting from any dividend or distribution of Ordinary Shares (or rights to acquire Ordinary Shares) or from any event treated as such for income tax purposes;

(g)	whenever the Conversion Price has been adjusted, the Company shall promptly notify the Preference Shareholders in the manner prescribed by Article 4A.22; and

(h)	if any doubt arises as to the appropriate adjustment to the Conversion Price, a certificate of the Company’s Auditors will be conclusive and binding on all concerned except in the case of manifest error.
      In giving any certificate or determining whether any adjustment is or is not appropriate or making or not making any adjustment under this Article 4A.17, the Auditors shall be deemed to be acting as experts and not as arbitrators and accordingly the provisions of the Arbitration Act, Chapter 10 (“Arbitration Act”) shall not apply. In the absence of manifest error, their decision shall be conclusive and binding on the Company, the Preference Shareholders and all persons having an interest in the Preference Shares.
      (9) Adjustment to Conversion Price Upon Certain Fundamental Changes.

(a)	If a Preference Shareholder converts its Preference Shares in connection with a Fundamental Change described in Article 4A.8(2)(b), (c) or (d) (subject to certain exceptions as described below in this Article 4A.17(9) and the Company’s rights under Article 4A.18), the Company will decrease the Conversion Price for the Preference Shares surrendered for conversion as described below in this Article 4A.17(9). However, no decrease will be made in the case of a Fundamental Change under Article 4A.8(2)(c) where at least 90% of the consideration paid for the Ordinary Shares (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation or a conveyance, sale, transfer or lease otherwise constituting such Fundamental Change consists of shares of capital stock (or American Depositary Shares, in the case of a qualifying foreign merger as described under Article 4A.8(4)(d)) traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States or will be so traded or quoted immediately following such Fundamental Change and, as a result of such Fundamental Change, the Preference Shares become convertible into such shares or American Depositary Shares.

(b)	A conversion of Preference Shares by a holder will be deemed for these purposes to be “in connection with” a Fundamental Change if the Conversion Notice is received by the Conversion Agent on or subsequent to the effective date of the Fundamental Change and prior to the earlier of the Maturity Date and the 45th calendar day following the effective date of the Fundamental Change (or, if earlier and to the extent applicable, the close of business on the second Business Day immediately preceding the Fundamental Change redemption date (as specified in the notice of Fundamental Change described under Article 4A.8(5))).

(c)	The decreased Conversion Prices that will apply to conversions pursuant to this Article 4A.17(9) will be determined by the Directors in their absolute discretion after the Conversion Price has been determined on or prior to the Issue Date. The decreased Conversion Prices will be set forth in a table, in a form similar to the following, with such changes as the Directors may determine to make in their absolute discretion:

Stock Price

Effective Date of Fundamental Change	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx

Issue Date
1st Anniversary of Issue Date
2nd Anniversary of Issue Date
3rd Anniversary of Issue Date
4th Anniversary of Issue Date
5th Anniversary of Issue Date

(d)	The decreased Conversion Price for a conversion pursuant to this Article 4A.17(9) will be determined by reference to the effective date of the Fundamental Change and the “stock price” on such date, which will be determined as follows:

(i)	if holders of the Ordinary Shares receive only cash in such Fundamental Change transaction, the stock price will be the cash amount paid per Ordinary Share; and

(ii)	otherwise, the stock price will be the average of the Closing Sale Price of the Ordinary Shares on each of the five consecutive Trading Days prior to but not including the effective date of such Fundamental Change.

(e)	The exact stock price amount and the effective date that is applicable for any particular Fundamental Change may not be set forth in the table. In this case, if the stock price is:

(i)	between two stock price amounts in the table or the effective date is between two dates in the table, the Conversion Price will be determined by straight-line interpolation between the Conversion Prices set forth in the table for the higher and lower stock price amounts and the two dates, as the case may be, based on a 365-day year;

(ii)	less than the lowest stock price listed in the table (as adjusted as described in Article 4A.17(9)(f), if applicable), the Conversion Price will not be decreased; and

(iii)	more than the highest stock price listed in the table (as adjusted as described in Article 4A.17(9)(f), if applicable), the Conversion Price will not be decreased.

(f)	The stock prices set forth in the first row of the table (that is, the column headers) will be adjusted as of any date on which the Conversion Price of the Preference Shares is adjusted under Article 4A.17. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Price as so adjusted and the denominator of which is the Conversion Price immediately prior to the event giving rise to the Conversion Price adjustment. The Conversion Prices in the table also will be adjusted as of such dates in the same manner as the Conversion Price under Article 4A.17.
4A.18 Public Acquirer Change of Control
      (1) Adjustment to Conversion Price. Notwithstanding the foregoing, in the case of a Public Acquirer Change of Control, the Company may, in lieu of permitting a redemption at the holder’s option or adjusting the Conversion Price under Article 4A.17(9), elect to adjust the Conversion Price and the related conversion obligation such that from and after the effective date of such Public Acquirer Change of Control, holders of the Preference Shares will be entitled to convert their Preference Shares into a number of shares of Public Acquirer Shares (as defined below) by multiplying the Conversion Price in effect immediately before the Public Acquirer Change of Control by a fraction:

(a)	the numerator of which will be the average of the Closing Sale Prices of the Public Acquirer Shares for the five consecutive Trading Days prior to but excluding the effective date of such Public Acquirer Change of Control; and

(b)	the denominator of which will be (i) in the case of a share exchange, consolidation or merger, pursuant to which the Ordinary Shares are converted into cash, securities or other property, the value of all cash and any other consideration (as determined by the Board of Directors) paid or payable per Ordinary Share or (ii) in the case of any other Public Acquirer Change of Control, the average of the Closing Sale Prices of the Ordinary Shares for the five consecutive Trading Days prior to but excluding the effective date of such Public Acquirer Change of Control.

      (2) Public Acquisition Notice. In the case of a Public Acquirer Change of Control, the Company will notify all holders of the Preference Shares, the Conversion Agent and the Redemption Agent 15 calendar days before the expected effective date of such Fundamental Change (the “Public Acquisition Notice”) whether the Company will:

(a)	elect to adjust the Conversion Price and related conversion obligation under this Article 4A.18, in which case the holders will not have the right to require the Company to redeem their Preference Shares under Article 4A.8(1) and will not have the right to the Conversion Price adjustment under Article 4A.17(9); or

(b)	not elect to adjust the Conversion Price and related conversion obligation under this Article 4A.18, in which case the holders will have the right to require the Company to redeem their Preference Shares under Article 4A.8(1) and/or the right to the Conversion Price adjustment under Article 4A.17(9).
      (3) Certain Definitions. A “Public Acquirer Change of Control” means any event (a) constituting a Fundamental Change that would otherwise give holders the right to cause the Company to redeem the Preference Shares under Article 4A.8(1), where (b) the acquirer has a class of capital stock (or American Depositary Shares representing such capital stock) traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter-trading market in the United States or will be so traded or quoted immediately following such Fundamental Change (the “Public Acquirer Shares”). If an acquirer does not itself have a class of capital stock (or American Depositary Shares representing such capital stock) satisfying the foregoing requirement, it will be deemed to have “Public Acquirer Shares” if either (i) a direct or indirect majority-owned subsidiary of acquirer or (ii) a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of capital stock (or American Depositary Shares representing such capital stock) satisfying the foregoing requirement; and in each case such person has taken all necessary action to ensure that upon conversion of the Preference Shares into such class of capital stock, such class of capital stock will not be treated as “restricted securities” and will otherwise be eligible for immediate sale in the public market by non-affiliates of the Company absent a registration statement. In such case, all references to Public Acquirer Shares will refer to such class of capital stock. “Majority-owned” for these purposes means having “beneficial ownership” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s outstanding securities that are entitled to vote generally in the election of directors.
      (4) General Adjustment Provisions. The provisions of Article 4A.17(8) shall apply mutatis mutandis to any adjustment pursuant to this Article 4A.18.
4A.19 Taxation
      (1) No Withholding. All payments in respect of the Preference Shares shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Singapore or any authority of or in Singapore having authority to tax (a “Singapore tax”), unless such taxes, duties, assessments or governmental charges are required by law to be withheld or deducted.
      (2) Gross-Up. In the event any Singapore tax is required by law to be withheld or deducted, the Company shall pay such additional amounts (“Additional Amounts”) as will result (after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges of Singapore) in the payment to each holder of a Preference Share of the amounts that would have been payable in respect of such Preference Share had no withholding or deduction been required, except that no such Additional Amounts shall be payable to any Preference Shareholder in respect of any Preference Share for or on account of:

(a)	any tax, duty, assessment or other governmental charge that would not have been imposed but for the fact that such Preference Shareholder:

(i)	was for Singapore tax purposes treated as a resident of Singapore or who is otherwise subject to such taxes, duties, assessments or governmental charges by reason of being connected with Singapore other than through the mere ownership of, or receipt of payment under, such Preference Share; or

(ii)	presented such Preference Share more than 30 calendar days after the date on which the payment in respect of such Preference Share first became due and payable or provided for, whichever is later, except to the extent that such Preference Shareholder would have been entitled to such Additional Amounts if it had presented such Preference Share for payment on any day within such period of 30 calendar days;

(b)	any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(c)	any tax, duty, assessment or other governmental charge which is payable otherwise than by deduction or withholding from the payment of any amount in respect of such Preference Share;

(d)	any tax, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the holder or the beneficial owner of a Preference Share with a reasonable request by the Company addressed to the holder:

(i)	to provide information concerning the nationality, residence or identity of the holder or such beneficial owner; or

(ii)	to make any declaration or other similar claim or satisfy any reasonable information or reporting requirement,

which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of Singapore as a precondition to exemption from all or part of such tax, duty, assessment or other governmental charge; or

(e)	any combination of the items listed above,

nor shall Additional Amounts be paid with respect to any payments to any holder of the Preference Shares who is a fiduciary or partnership or other than the sole beneficial owner of the payment if the beneficial owner would not otherwise have been entitled to the Additional Amounts.
      (3) Interpretation. Any reference in this Article 4A to the payment of any amount in respect of the Preference Shares shall be deemed to include the payment of Additional Amounts provided for in this Article 4A.19 to the extent that, in such context, Additional Amounts are, were or would be payable under this Article 4A.
4A.20 Prescription
      Any Preference Shareholder who has failed to claim distributions or other property or rights within six years of their having been made available to it will not thereafter be able to claim such distributions or other property or rights which shall be forfeited and shall revert to the Company. The Company shall retain such distributions or other property or rights but shall not at any time be a trustee in respect of any distributions or other property or rights nor be accountable for any income or other benefits derived from such distributions or other property or rights.
4A.21 Consent of Preference Shareholders
      (1) Consent by Special Resolution. Any:

(a)	consent, approval or sanction of the Preference Shareholders required under this Article 4A; and/or

(b)	variation, abrogation or other limitation of the rights of the Preference Shareholders as set out in this Article 4A,

shall, subject to Article 4A.21(3), require a special resolution of the Preference Shareholders in a separate Class Meeting. For the avoidance of doubt, the provisions of Article 6 shall not apply to any variation, abrogation or other limitation of the rights of the Preference Shareholders as set out in this Article 4A.
      (2) Quorum. The quorum of such Class Meeting shall be Preference Shareholders present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative) holding or representing at least one-third of all the outstanding Preference Shares.

      (3) Resolution in Writing. Notwithstanding Article 4A.21(1), where a special resolution is not passed at the relevant Class Meeting, consent in writing from the holders of at least three-fourths of the Preference Shares obtained within two months of the Class Meeting shall be as valid and effectual as a special resolution carried at the Class Meeting.
4A.22 Notices
      Notwithstanding Article 141, any notice may be given by the Company to the Preference Shareholders by publication in English:

(a)	in London in the Financial Times; and

(b)	in New York in The Wall Street Journal,
provided that, for so long as any Preference Shares are represented by global certificates, notices may be given by delivery of the relevant notice to Euroclear and Clearstream, for communication by them to their respective participants in substitution for publication in any such newspaper.
      If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper selected by the Company with general circulation in the respective market regions.
      Any such notice will be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made.
4A.23 Foreign Currency Conversion
      For purposes of this Article 4A, where any amount that is denominated in a currency other than Singapore dollars (“relevant foreign currency”) needs to be converted into Singapore dollars and there is no convention specifically described to convert such relevant foreign currency into Singapore dollars, such amount in relevant foreign currency shall be converted into Singapore dollars at the relevant foreign currency/ Singapore dollar noon buying rate in New York, as certified for customs purposes by the Federal Reserve Bank of New York, on the relevant date as the Directors determine in their reasonable discretion to be appropriate for such purpose.
4A.24 Article 4A Prevails
      In the event of any conflict or inconsistency between the provisions of this Article 4A and the other provisions of these presents, then (in favour of the Preference Shareholders) the provisions of this Article 4A shall prevail.